
05041232

AM 3-23-2005*

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21570

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vanguard Marketing Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Vanguard Boulevard
(No. and Street)

Malvern (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas J. Higgins 610-669-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, Suite 1700; 2001 Market Street; Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH. D.C. 179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3/31/2005

OATH OR AFFIRMATION

I, Thomas J. Higgins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vanguard Marketing Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Janice M. Moore, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires June 21, 2008
Member, Pennsylvania Association Of Notaries

Signature

CFO & CONTROLLER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vanguard Marketing Corporation
(a wholly-owned subsidiary of
the Vanguard Group, Inc.)

Statement of Financial Condition

December 31, 2004



PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Board of Directors and Stockholder of
Vanguard Marketing Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Vanguard Marketing Corporation (the "Corporation") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 4, The Vanguard Group, Inc., the Corporation's parent company, is compensated for providing the Corporation with all facilities, personnel and equipment and assuming all expenses to conduct the operations of the Corporation. Because of this relationship, it is possible that the terms of the Corporation's transactions with its parent company are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

February 25, 2005

VANGUARD MARKETING CORPORATION
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

	December 31, 2004
ASSETS	
Cash	$ 1,000,000
Securities owned, at fair value	37,439
Receivable from clearing broker	1,977,607
Prepaid income taxes	39,838
Total assets	$ 3,054,884
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities:	
Securities sold, not yet purchased	202,861
Income tax payable	123,107
Due to The Vanguard Group, Inc.	1,852,023
Total liabilities	2,177,991
Shareholder's equity:	
Common stock ($.10 par value, 1,000 shares authorized, issued and outstanding)	100
Additional paid-in capital	999,900
Accumulated deficit	(123,107)
Total shareholder's equity	876,893
Total liabilities and shareholder's equity	$ 3,054,884

The accompanying notes are an integral part of these financial statements.

VANGUARD MARKETING CORPORATION
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2004

NOTE 1 - INCORPORATION AND OPERATIONS:

The Vanguard Group, Inc. ("Vanguard"), the parent company, initially formed Vanguard Marketing Corporation ("the Corporation"), a Pennsylvania corporation, to facilitate compliance with regulatory requirements of certain states in which shares of the funds in The Vanguard Group of Investment Companies are offered. The Corporation is a registered broker-dealer and member of the National Association of Securities Dealers, Inc. The Corporation also provides brokerage services as the introducing broker to customers of Vanguard, under the name Vanguard Brokerage Services. The Corporation acts solely in an agency capacity and does not buy or sell securities for its own account. Under the terms of an agreement, Pershing LLC, a subsidiary of The Bank of New York ("Pershing"), serves as the fully disclosed clearing broker for the Corporation.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The following significant accounting polices are in conformity with accounting principles generally accepted in the United States of America for brokers and dealers in securities. These policies are consistently followed by the Corporation in the preparation of its financial statement.

The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income Taxes:

The Corporation's taxable income is included in the consolidated federal income tax return of Vanguard. The Corporation's federal income tax liability is facilitated through a tax sharing agreement with Vanguard.

VANGUARD MARKETING CORPORATION
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

NOTES TO FINANCIAL STATEMENT
(continued)

NOTE 3 – SECURITIES OWNED:

Securities owned and securities sold, not yet purchased consist of securities valued at fair value. Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Securities for which quotations are not readily available are valued at fair value as determined by the Board of Directors. Such securities are held solely to facilitate customer order execution. At December 31, 2004, securities consisted of:

	Owned	Sold, Not Yet Purchased
Corporate stocks and bonds	$ 37,439	$171,947
Shares of mutual funds	0	30,914
	$ 37,439	$202,861

NOTE 4 - RELATED PARTY TRANSACTIONS:

Pursuant to an agreement, the Corporation compensates Vanguard for the use of facilities, personnel, equipment and the assumption of all of its expenses in an amount equal to the Corporation's net commission and other revenues less certain expenses, as defined in the agreement. Accordingly, these results may not reflect operations at arms length.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Corporation is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Corporation had net capital of $806,381which was $556,381 in excess of its required net capital of $250,000. The Corporation's ratio of aggregate indebtedness to net capital was 2.44 to 1. The Corporation is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(2)(ii) of Rule 15c3-3 allows for this exemption. Pershing carries all customers' accounts and clears all securities transactions for the Corporation on a fully-disclosed basis. The Corporation promptly transmits all customer funds and securities to Pershing on a timely basis.

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

The Corporation clears all of its securities transactions through Pershing on a fully disclosed basis. The Corporation is responsible for certain losses associated with transactions with the clearing broker, including losses related to failure of customers to meet contractual margin debt requirements. The Corporation seeks to control the risk of loss by requiring customers to maintain margin collateral in compliance with various guidelines. The Corporation monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. At December 31, 2004, total margin debt was $93,512,717 with no reserve deemed necessary by the Corporation. These transactions are collateralized by securities with a market value of $1,164,219,585 at December 31, 2004.

NOTE 7 – INCOME TAXES:

The Corporation has provided for federal and state income taxes for the year ended December 31, 2004 as a result of nondeductible losses resulting from securities transactions executed to facilitate customer trade orders.

NOTE 8 – CONTINGENCIES

In the normal course of business, Vanguard and the Corporation may provide general indemnifications pursuant to certain contracts and organizational documents. The maximum exposure under these arrangements is dependent on future claims that may be made against the Corporation and, therefore, cannot be estimated; however, based on experience, the risk of loss from such claims is considered remote.